FORM 4

 ( X )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

    Temple-Inland Inc.
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       (Last)                      (First)                    (Middle)

    1300 MoPac Expressway South
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                                  (Street)

    Austin,                          Texas                       78746
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    Gaylord Container Corporation (GCR)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    01/2002
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    ( X) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (  ) Form filed by One Reporting Person
    ( X) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

     Common Stock, par value $0.0001
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2.  Transaction Date (Month/Day/Year)

    January 8, 2002
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3.  Transaction Code (Instr. 8)

     J
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    None (See Explanation Note)
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)


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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:


         This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is being filed by Temple-Inland Inc., a Delaware corporation ("Parent"), and Temple-Inland Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"). On September 27, 2001, Parent, Merger Subsidiary and Gaylord Container Corporation, a Delaware corporation ("Gaylord") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Subsidiary with and into Gaylord. Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Subsidiary entered into a Stockholders Agreement, dated as of September 27, 2001 (the "Stockholders Agreement"), with certain major stockholders of Gaylord (the "Major Stockholders") who, as of September 27, 2001 owned 6,672,480 shares of Gaylord Common Stock. Under the Stockholders Agreement, the Major Stockholders agreed, subject to the terms thereof, to tender all of their shares of Gaylord Common Stock to Merger Subsidiary pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders also granted Parent an irrevocable proxy to vote their shares, representing approximately 11.9% of the issued and outstanding shares of Gaylord Common Stock as of September 27, 2001, in favor of the merger.

         Parent ceased to beneficially own any Shares of the Company on January 8, 2002. The Merger Agreement among Parent, the Purchaser and the Company terminated on January 8, 2002. In accordance with the terms of the Stockholders Agreement, the Stockholders Agreement terminated at the time the Merger Agreement terminated. As a result of the termination of the Stockholders Agreement, Parent has no further rights (voting, dispositive or otherwise) with respect to the Shares which had been subject to the Stockholders Agreement, and, consequently, can no longer be deemed to share beneficial ownership of such Shares pursuant to Rule 16a-1(a) and Rule 13-d of the General Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Parent's reporting obligation pursuant to Section 16(a) of the Exchange Act is therefore terminated. The foregoing summary of the Merger Agreement and the Stockholders Agreement is qualified in its entirety by reference to such agreements and the amendments thereto, which have been filed as exhibits to the Schedule TO filed by Parent and Merger Subsidiary with respect to Gaylord.

** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C.
       1001 and 15 U.S.C. 78ff(a).


                                      TEMPLE-INLAND INC.


January 10, 2002                      By:  /s/ M. Richard Warner
----------------------                     ------------------------
   Date                                    Name:  M. Richard Warner
                                           Title: Vice President and
                                                  Chief Administrative Officer


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see
      Instruction 6 for procedure.



                          Joint Filer Information

Name:                 Temple-Inland Acquisition Corporation

Address:              c/o Temple-Inland Inc.
                      1300 MoPac Expressway South
                      Austin, Texas  78746

Designated Filer:     Temple-Inland Inc.

Issuer & Ticker
Symbol:               Gaylord Container Corporation (GCR)

Date of Event
Requiring Statement:  January 8, 2002

Signature:            TEMPLE-INLAND ACQUISITION CORPORATION


                      By: /s/ M. Richard  Warner            January 10, 2002
                          --------------------------        ------------------
                          Name:  M. Richard Warner                Date
                          Title: Vice President